Exhibit (a)(9)
NEWS release
MERIDIAN GOLD RESPONDS TO REVISED UNSOLICITED TENDER OFFER
Reno, — August 14, 2007 — Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) announced today, in response to the revised unsolicited tender offer by Yamana Gold Inc. (“Yamana”) to acquire all of the outstanding common shares of Meridian Gold on the basis of 2.235 Yamana common shares and Cdn$4.00 in cash for each common share of Meridian Gold, that the Company’s Board of Directors will carefully review and consider the revised offer and will issue an update of its Directors’ Circular and its related Solicitation / Recommendation Statement on Schedule 14D-9 in due course. In the meantime, Meridian Gold urges its shareholders to defer making any decision with respect to the revised Yamana offer until they have had the opportunity to review the updated Directors’ Circular and the related amendment to its Solicitation / Recommendation Statement.
BMO Capital Markets and Goldman, Sachs & Co. are acting as financial advisors to the Company. Canadian legal counsel to the Company is Fraser Milner Casgrain LLP and U.S. legal counsel is Skadden, Arps, Slate, Meagher & Flom LLP.
About Meridian Gold
A unique mid-tier gold producer, with world-class mining operations in Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian Gold’s success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian Goldstrives to be “The Premier Value Gold Mining Company,” while building a better future for all of its stakeholders.
Meridian Gold’s Board will issue a Notice of Change to its Directors’ Circular and amend its Solicitation/Recommendation Statement on Schedule 14D-9 in response to the revised Yamana offer. Each of these revised documents will contain important information, including the Board’s recommendation to Meridian Gold shareholders with respect to the revised Yamana offer. Shareholders of Meridian Gold and other interested parties are advised to read Meridian Gold’s Directors’ Circular, the Notice of Change to Directors’ Circular (when it becomes available) and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Meridian Gold with the SEC on July 31, 2007 (and any amendments (including the forthcoming amendment) or supplements thereto and the other documents filed as exhibits thereto), because they contain important information. Shareholders and other interested parties may obtain a free copy of the Directors’ Circular, the Notice of Change to Directors’ Circular (when it becomes available) and Meridian Gold’s Schedule 14D-9 at the Investor Relations section of Meridian Gold’s website at www.meridiangold.com, or by contacting Georgeson Shareholder, the information agent retained by

Meridian Gold, at 1-888-605-7618. Free copies of Meridian Gold’s Directors’ Circular and the Notice of Change to Directors’ Circular (when it becomes available) may also be obtained at www.sedar.com and, together with Meridian Gold’s Schedule 14D-9, at www.sec.gov. The Directors’ Circular was filed, and the Notice of Change to Directors’ Circular will be filed, by Meridian Gold as an exhibit to its Schedule 14D-9.
CONTACT:
Meridian Gold Inc.
Investor Relations:
Krista Muhr, Senior Manager, 800-572-4519
fax: 775-850-3733
krista.muhr@meridiangold.com
or
Georgeson Shareholder, 888-605-7618 or 212-440-9800
Media Relations:
Sard Verbinnen & Co.
Dan Gagnier, 212-687-8080, ext. 226
or
Paul Kranhold, 415-618-8750
Meridian Gold Inc.
9670 Gateway Drive, Suite 200, Reno, Nevada 89521
Phone: (775) 850-3777   Fax: (775) 850-3733